UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):    /  / Form 10-K   /  /Form 20-F    /  /Form 11-K  /X/Form 10-Q
               /  /Form N-SAR    /  /Form N-CSR

                           For Period Ended: 06/30/05

/  /Transition Report on Form 10-K
/  /Transition Report on Form 20-F
/  /Transition Report on Form 11-K
/  /Transition Report on Form 10-Q
/  /Transition Report on Form N-SAR For the Transition Period Ended:
        ----------------------------------------------------------------

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
        ----------------------------------------------------------------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

LIGAND PHARMACEUTICALS INCORPORATED
-------------------------------------------------------------------------------
Full Name of Registrant

NOT APPLICABLE
-------------------------------------------------------------------------------
Former Name if Applicable

10275 SCIENCE CENTER DRIVE
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA  92121
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  / /     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
               N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report on Form 10-Q of Ligand Pharmaceuticals Incorporated (the "Company") for the period ended June 30, 2005 could not be filed with the Securities and Exchange Commission on a timely basis due to the following reasons:

On May 20, 2005, the Company announced that it will restate its consolidated financial statements as of and for the years ended December 31, 2002 and 2003 and as of and for the quarters of 2003 and the first three quarters of 2004. The filing of the Company's Form 10-K annual report for the year ended December 31, 2004 and the Company's Forms 10-Q quarterly reports for the periods ended March 31, 2005 and June 30, 2005 have been delayed pending the anticipated completion of the restated consolidated historical financial statements.

The restatement will not be completed in sufficient time for the Company to: (i) complete its financial statements for the period ended June 30, 2005, (ii) assure that the information presented in the Form 10-Q complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-Q, within the prescribed period without unreasonable delay and expense. No determination has yet been made as to the magnitude of any changes that may be required as a result of the restatement.

Under the PCAOB's Audit Standard No. 2, the circumstance of a restatement is a strong indicator that a material weakness may exist in the Company's internal control over financial reporting. In addition to the material weakness which may result from the restatement, additional control deficiencies may be identified during the process which individually or in the aggregate could constitute an additional material weakness.

The Company previously provided additional information concerning the status of these reviews and the Company's current expectations on this and related topics in its press releases dated March 17, March 30, May 4, May 20, and August 1, 2005.


PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

Warner R. Broaddus              (858)                   550-7500
--------------------            --------------          -----------------
(Name)                          (Area Code)             (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes / / No/X/

     Form 10-K for the period ended December 31, 2004.
     Form 10-Q for the period ended March 31, 2005.

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes /X/ No/ /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The restatement requires the Company to develop and validate "sell-through" revenue recognition models under SFAS 48 - Revenue Recognition when Right of Return Exists for each of its products. These models and the revenue for the periods being restated, as well as for the year ended December 31, 2004 and periods ended March 31, 2005 and June 30, 2005 are currently being audited by the Company's independent public accounting firm. Following audit of the models and restatement of the consolidated financial statements certain adjustments may be necessary. Therefore, reasonable estimates are not available at this time. No determination has yet been made as to the magnitude of any changes that may be required as a result of the restatement.


-------------------------------------------------------------------------------

                       LIGAND PHARMACEUTICALS INCORPORATED
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date   AUGUST 9, 2005
--------------------------------


By    /S/WARNER R. BROADDUS
--------------------------------
      Warner R. Broaddus
      General Counsel, Vice President & Secretary